SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June, 2004

                                  Serono S.A.
                      ------------------------------------
                              (Registrant's Name)

                            15 bis, Chemin des Mines
                                Case Postale 54
                                CH-1211 Geneva 20
                                  Switzerland
                      ------------------------------------
                    (Address of Principal Executive Offices)

                                    1-15096
                  --------------------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X  Form 40-F
               ---           ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).) ______

     (Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101 (b)(7).)   ______

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes     No  X
         ---    ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)


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                                                                          SERONO


Media Release


FOR IMMEDIATE RELEASE
---------------------


               SERONO INITIATES PHASE III TRIAL OF SEROSTIM(R) IN
                 HIV-ASSOCIATED ADIPOSE REDISTRIBUTION SYNDROME

     STUDY AIMED AT ASSESSING BENEFITS OF RECOMBINANT HUMAN GROWTH HORMONE AS POTENTIAL TREATMENT AND MAINTENANCE THERAPY FOR HIV METABOLIC COMPLICATION

GENEVA, SWITZERLAND AND ROCKLAND, MA, JUNE 1, 2004- Serono, Inc., the US affiliate of Serono (virt-x: SEO and NYSE: SRA), announced today that the company has initiated a Phase III clinical trial of Serostim(R) [somatropin (rDNA origin) for injection] as a potential treatment and maintenance therapy to reduce excess visceral fat accumulation in patients with HIV-associated adipose redistribution syndrome (HARS). HARS is a potentially debilitating medical condition experienced by people being treated for HIV for which there is currently no medical treatment. The visceral adipose tissue accumulations seen in HARS may also be associated with an adverse risk profile.

This multi-center, randomized, double-blind, placebo-controlled study of the safety and efficacy of Serostim(R) in HARS will include approximately 300 patients at 30 clinical trial sites. The study will evaluate the effectiveness of Serostim(R) 4mg administered daily for 12 weeks compared to placebo in reducing abdominal visceral adipose tissue while assessing, among other endpoints, patient reported outcomes. This trial will also evaluate the effect of Serostim(R) 2mg administered on alternate days as a maintenance therapy to sustain reductions in visceral adipose tissue attained during the first 12 weeks of active therapy.

"This trial will build upon Serono's extensive experience with Serostim(R)," said Paul Lammers, MD, MSc, Chief Medical Officer, Serono, Inc. "We are hopeful that it will demonstrate the effectiveness of recombinant human growth hormone for this metabolic complication of HIV."

The results of previous studies suggest that Serostim(R) may be an effective treatment for this indication. Serono has previously reported positive findings of the Serostim(R) for the Treatment of Adipose Redistribution Syndrome (STARS) study, a double-blind, placebo-controlled study, designed to evaluate Serostim(R) as a potential HARS therapy. The study results showed that Serostim(R) 4mg administered daily for 12 weeks decreased visceral adipose tissue and trunk fat as compared to placebo (p<0.001). A significant decline in total and non-HDL cholesterol as compared to placebo was also observed (p<0.005).


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HIV-associated  adipose  redistribution  syndrome  or  HARS  is  a subset of HIV lipodystrophy. HIV-associated lipodystrophy is characterized by a variety of metabolic disturbances and body shape abnormalities that may present individually or in combination.

Patients with HARS experience abnormal, pathological accumulation of adipose tissue, which may be present with or without fat depletion and/or metabolic abnormalities. In general, HARS patients accumulate excess visceral adipose tissue in the abdomen and may develop a fat pad of on the upper back commonly known as a "buffalo hump."


ABOUT  SEROSTIM(R)
Serostim(R) [somatropin (rDNAorigin) for injection] is the only growth hormone approved by the US Food and Drug Administration for the treatment of HIV-associated wasting or cachexia. The recommended dose is 0.1 mg/kg daily (6 mg/day for patients > 55 kg). Serostim(R) 0.1 mg/kg every other day should be considered as a starting dose in patients thought to be at risk of certain adverse effects, i.e., glucose intolerance.

In patients with HIV-associated wasting, the most common adverse events associated with Serostim(R) therapy are mild to moderate muscle and joint pain and swelling, which occur in a dose-related manner and often subside with continued treatment or dose reduction. Cases of impaired glucose intolerance, Type 2 diabetes mellitus and exacerbation of pre-existing diabetes mellitus have been reported in patients receiving Serostim(R). Some patients develop diabetic ketacidosis and diabetic coma. In some patients, therapy with Serostim(R) necessitated initiation or adjustment of anti-diabetic treatment. Patients with a history of hyperglycemia or other risk factors for glucose intolerance should be monitored closely during treatment with Serostim(R). Transient increases in glucose levels occur early in treatment and should be monitored.

Use of growth hormone is contraindicated in treatment of patients in intensive care units due to complications following open-heart surgery or abdominal surgery, multiple accidental trauma or acute respiratory failure; patients with active neoplasia; and patients with known hypersensitivity to growth hormone. Serostim(R) must be used in conjunction with antiretroviral therapy.

Full prescribing information for Serostim(R), including important safety information, is available at www.serostim.com.
                                 ----------------


                                                                             2/3

ABOUT  SERONO
Serono, Inc., located in Rockland, MA, is the US affiliate of Serono, a global biotechnology leader headquartered in Geneva, Switzerland. The Company has seven recombinant products Rebif(R) (interferon beta-1a), Gonal-F(R) (follitropin alfa for injection), Luveris(R) (lutropin alfa), Ovidrel(R)/Ovitrelle(R) (choriogonadotropin alfa injection), Serostim(R) [somatropin (rDNA origin) for injection], Saizen(R) [somatropin (rDNA origin) for injection] and Zorbtive(TM) [somatropin (rDNA origin) for injection]. (Luveris(R) is not approved in the USA.)(1) In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are over 30 projects in development.

In 2003, Serono achieved worldwide revenues of US$ 2,018.6 million, and a net income of US$390 million, making it the third largest biotech company in the world. Its products are sold in over 90 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

                                       ###

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 25, 2004. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

                                       ###

FOR MORE INFORMATION, PLEASE CONTACT:
  SERONO IN GENEVA, SWITZERLAND:
  MEDIA RELATIONS:                INVESTOR RELATIONS:
  Tel:  +41-22-739 36 00          Tel:  +41-22-739 36 01
  Fax:  +41-22-739 30 85          Fax:  +41-22-739 30 22
  http://www.serono.com           Reuters: SEO.VX / SRA.N
  ---------------------           Bloomberg: SEO VX / SRA US

  SERONO, INC., ROCKLAND, MA
  MEDIA RELATIONS:                INVESTOR RELATIONS:
  Tel.  +1 781 681 2486           Tel.  +1 781 681 2552
  Fax:  +1 781 681 2935           Fax:  +1 781 681 2912




_______________
(1) Package inserts for Serono's US marketed products are available at www.seronousa.com or by calling 1-888-275-7376.
-----------------


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
                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        SERONO S.A.
                                        a Swiss corporation
                                        (Registrant)



June 1, 2004                       By:  /s/  Francois Naef
                                        -----------------------
                                        Name:  Francois Naef
                                        Title: Secretary


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